U. S. SECURITIES AND EXCHANGE COMMISSION Washington,

SEC Mail Processing Section

MAR 01 2017

Washington DC

17009453

ANNUAL AUDITED REPORT

FORM X-17A-5
PART III

SEC FILE NUMBER
8-51753

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/2016 (MM/DD/YY) AND ENDING 12/31/2016 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Goldman Sachs Financial Markets, L.P.

OFFICIAL USE ONLY
223598448
FIRM ID NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

200 West Street
(No. and Street)

New York	New York	10282
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Thomas J. Favia — (212) 902-1710
(Area Code -Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP
(Name - if individual, state last, first, middle name)

300 Madison Avenue	New York	New York	10017
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

Persons who to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number

SEC 1410 (06-02)

This report* contains (check all applicable boxes):

- ☒ (a) Facing page
- ☒ (b) Statement of financial condition
- ☐ (c) Statement of earnings
- ☐ (d) Statement of changes in partners' capital
- ☐ (e) Statement of changes in subordinated borrowings
- ☐ (f) Statement of cash flows
- ☐ (g) Computation of net capital pursuant to Rule 15c3-1
- ☐ (h) Computation for determination of Reserve Requirements pursuant to Rule 15c3-3
- ☐ (i) Information relating to the possession or control requirements under Rule 15c3-3
- ☐ (j) A reconciliation, including appropriate explanation, of the computation of net capital under Rule 15c3-1 and the computation for determination of the reserve requirements under exhibit A of Rule 15c3-3
- ☐ (k) A reconciliation between the audited and unaudited statements of financial condition with respect to methods of consolidation
- ☒ (l) An Oath or affirmation
- ☐ (m) A copy of the Securities Investor Protection Corporation supplemental report (filed as a separate document)
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

OATH OR AFFIRMATION

February 28, 2017

State of New York
ss:
County of New York

I, Christian Channell, Chief Financial Officer of Goldman Sachs Financial Markets, L.L.C., affirm that to the best of my knowledge and belief, the accompanying financial statements and supplemental schedules pertaining to the firm of Goldman Sachs Financial Markets, L.P. as of December 31, 2016, are true and correct. I further affirm that no officer or director of Goldman Sachs Financial Markets, L.L.C. or The Goldman Sachs Group, Inc. has any proprietary interest in any account classified as that of a customer.

Christian Channell
Chief Financial Officer

Subscribed and sworn before me;

This 28th day of February, 2017

THERESA MENDEZ
Notary Public, State of New York
No. 01ME6274031
Qualified in Kings County
Commission Expires Dec. 24, 2020

INDEX

pwc

Report of Independent Registered Public Accounting Firm

To the Partners of Goldman Sachs Financial Markets, L.P.:

In our opinion, the accompanying statement of financial condition presents fairly, in all material respects, the financial position of Goldman Sachs Financial Markets, L.P. ("the Firm") at December 31, 2016 in conformity with accounting principles generally accepted in the United States of America. The statement of financial condition is the responsibility of the Firm's management. Our responsibility is to express an opinion on the statement of financial condition based on our audit. We conducted our audit of this statement in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, and evaluating the overall statement of financial condition presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

February 28, 2017

PricewaterhouseCoopers LLP, PricewaterhouseCoopers Center, 300 Madison Avenue, New York, NY 10017
T: (646) 471 3000, F: (813) 286 6000, www.pwc.com/us

Statement of Financial Condition

$ in thousands	As of December 2016
Assets	
Cash and cash equivalents	$ 16,617
Collateralized agreements:	
Securities purchased under agreements to resell, at fair value	449,536
Receivables:	
Brokers, dealers and clearing organizations	1
Customers and counterparties	158,395
Financial instruments owned, at fair value (includes $75,741 pledged as collateral)	458,933
Other assets	3,661
Total assets	**$1,087,143**
Liabilities and partners' capital	
Collateralized financings:	
Securities sold under agreements to repurchase, at fair value	$ 66,741
Securities loaned	75,796
Other secured financings, at fair value	29,543
Payables:	
Brokers, dealers and clearing organizations	1,122
Customers and counterparties	155,846
Financial instruments sold, but not yet purchased, at fair value	224,067
Unsecured short-term borrowings	57,610
Other liabilities and accrued expenses	420
Subordinated borrowings	365,000
Total liabilities	976,145
Commitments, contingencies and guarantees	
Partners' capital	
Partners' capital	110,998
Total liabilities and partners' capital	**$1,087,143**

The accompanying notes are an integral part of the statement of financial condition.

Notes to Statement of Financial Condition

Note 1.

Description of Business

Goldman Sachs Financial Markets, L.P. (the firm), is a limited partnership which is a registered U.S. broker-dealer with the Securities and Exchange Commission (SEC). The firm is an indirectly wholly owned subsidiary of The Goldman Sachs Group, Inc. (Group Inc.), a Delaware corporation. The firm's business consists of dealer activities in eligible over-the-counter (OTC) derivative instruments, as defined by SEC Rule 3b-13. The firm facilitates client transactions and makes markets in eligible OTC derivativc instruments.

Note 2.

Basis of Presentation

This statement of financial condition is prepared in accordance with accounting principles generally accepted in the United States (U.S. GAAP) and include the accounts of the firm and the results of transactions with affiliated entities.

All references to 2016 refer to the firm's year ended, or the date, as the context requires, December 31, 2016. Any reference to a future year refers to a year ending on December 31 of that year.

Note 3.

Significant Accounting Policies

The firm's significant accounting policy is when and how to measure the fair value of financial assets and financial liabilities. See Notes 5 through 8 for policies on fair value measurements. All other significant accounting policies are either described below or included in the following footnotes:

Financial Instruments Owned, at Fair Value and Financial Instruments Sold, But Not Yet Purchased, at Fair Value	Note 4
Fair Value Measurements	Note 5
Cash Instruments	Note 6
Derivative Activities	Note 7
Fair Value Option	Note 8
Collateralized Agreements and Financings	Note 9
Short-Term Borrowings	Note 10
Subordinated Borrowings	Note 11
Commitments, Contingencies and Guarantees	Note 12
Transactions with Related Parties	Note 13
Income Taxes	Note 14
Credit Concentrations	Note 15
Legal Proceedings	Note 16

Use of Estimates

Preparation of this statement of financial condition requires management to make certain estimates and assumptions, the most important of which relate to fair value measurements and the provisions for losses that may arise from litigation, regulatory proceedings and tax audits. These estimates and assumptions are based on the best available information but actual results could be materially different.

Revenue Recognition

Financial Assets and Financial Liabilities at Fair Value. Financial instruments owned, at fair value and Financial instruments sold, but not yet purchased, at fair value are recorded at fair value either under the fair value option or in accordance with other U.S. GAAP. In addition, the firm has elected to account for certain of its other financial assets at fair value by electing the fair value option. The fair value of a financial instrument is the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Financial assets are marked to bid prices and financial liabilities are marked to offer prices. Fair value measurements do not include transaction costs. See Notes 5 through 8 for further information about fair value measurements.

Cash and Cash Equivalents

The firm defines cash equivalents as highly liquid overnight deposits held in the ordinary course of business.

Receivables from and Payables to Brokers, Dealers and Clearing Organizations

Receivables from and payables to brokers, dealers and clearing organizations are accounted for at cost plus accrued interest, which generally approximates fair value. While these receivables and payables are carried at amounts that approximate fair value, they are not accounted for at fair value under the fair value option or at fair value in accordance with other U.S. GAAP and therefore are not included in the firm's fair value hierarchy in Notes 6 through 8. Had these receivables and payables been included in fair value hierarchy, they would have been classified in level 2 as of December 2016.

Receivables from Customers and Counterparties

Receivables from customers and counterparties generally relate to collateralized transactions. Such receivables are primarily comprised of collateral posted in connection with certain derivative transactions. Receivables from customers and counterparties are accounted for at amortized cost net of estimated uncollectible amounts, which generally approximates fair value. While these receivables are carried at amounts that approximate fair value, they are not accounted for at fair value under the fair value option or at fair value in accordance with other U.S. GAAP and therefore are not included in the firm's fair value hierarchy in Notes 6 through 8. Had these receivables been included in the firm's fair value hierarchy, they would have been classified in level 2 as of December 2016.

Payables to Customers and Counterparties

Payables to customers and counterparties primarily relate to collateralized transactions. Such payables are primarily comprised of collateral received in connection with certain derivative transactions. Payables to customers and counterparties are accounted for at cost plus accrued interest, which generally approximates fair value. While these payables are carried at amounts that approximate fair value, they are not accounted for at fair value under the fair value option or at fair value in accordance with other U.S. GAAP and therefore are not included in the firm's fair value hierarchy in Notes 6 through 8. Had these payables been included in the firm's fair value hierarchy, they would have been classified in level 2 as of December 2016.

Offsetting Assets and Liabilities

To reduce credit exposures on derivatives and securities financing transactions, the firm may enter into master netting agreements or similar arrangements (collectively, netting agreements) with counterparties that permit it to offset receivables and payables with such counterparties. A netting agreement is a contract with a counterparty that permits net settlement of multiple transactions with that counterparty, including upon the exercise of termination rights by a non-defaulting party. Upon exercise of such termination rights, all transactions governed by the netting agreement are terminated and a net settlement amount is calculated. In addition, the firm receives and posts cash and securities collateral with respect to its derivatives and securities financing transactions, subject to the terms of the related credit support agreements or similar arrangements (collectively, credit support agreements). An enforceable credit support agreement grants the non-defaulting party exercising termination rights the right to liquidate the collateral and apply the proceeds to any amounts owed. In order to assess enforceability of the firm's right of setoff under netting and credit support agreements, the firm evaluates various factors including applicable bankruptcy laws, local statutes and regulatory provisions in the jurisdiction of the parties to the agreement.

Derivatives are reported on a net-by-counterparty basis (i.e., the net payable or receivable for derivative assets and liabilities for a given counterparty) in the statement of financial condition when a legal right of setoff exists under an enforceable netting agreement.

In the statement of financial condition, derivatives are reported net of cash collateral received and posted under enforceable credit support agreements, when transacted under an enforceable netting agreement. In the statement of financial condition, resale and repurchase agreements and securities loaned are not reported net of the related cash and securities received or posted as collateral. See Note 9 for further information about collateral received and pledged, including rights to deliver or repledge collateral. See Notes 7 and 9 for further information about offsetting.

Foreign Currency Translation

Assets and liabilities denominated in non-U.S. currencies are translated at rates of exchange prevailing on the date of the statement of financial condition and revenues and expenses are translated at average rates of exchange for the period. Foreign currency remeasurement gains or losses on transactions in nonfunctional currencies are recognized in earnings.

Recent Accounting Developments

Revenue from Contracts with Customers (ASC 606). In May 2014, the FASB issued ASU No. 2014-09, "Revenue from Contracts with Customers (Topic 606)." This ASU, as amended, provides comprehensive guidance on the recognition of revenue from customers arising from the transfer of goods and services, guidance on accounting for certain contract costs, and new disclosures.

The ASU is effective for the firm in January 2018 under a modified retrospective approach or retrospectively to all periods presented. The firm's implementation efforts include identifying revenues and costs within the scope of the ASU, reviewing contracts, and analyzing any changes to its existing revenue recognition policies. Based on implementation work to date, the firm does not currently expect that the ASU will have a material impact on its financial condition on the date of adoption.

Note 4.

Financial Instruments Owned, at Fair Value and Financial Instruments Sold, But Not Yet Purchased, at Fair Value

Financial instruments owned, at fair value and financial instruments sold, but not yet purchased, at fair value are accounted for at fair value either under the fair value option or in accordance with other U.S. GAAP. See Note 8 for further information about other financial assets and financial liabilities accounted for at fair value primarily under the fair value option.

The table below presents the firm's financial instruments owned, at fair value, and financial instruments sold, but not yet purchased, at fair value.

	As of December 2016	
$ in thousands	Financial Instruments Owned	Financial Instruments Sold, But Not Yet Purchased
Equities	$335,052	$ 85,793
Other debt obligations	29,543	-
Subtotal	364,595	85,793
Derivatives	94,338	138,274
Total	$458,933	$224,067

Note 5.

Fair Value Measurements

The fair value of a financial instrument is the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Financial assets are marked to bid prices and financial liabilities are marked to offer prices. Fair value measurements do not include transaction costs. The firm measures certain financial assets and financial liabilities as a portfolio (i.e., based on its net exposure to market and/or credit risks).

The best evidence of fair value is a quoted price in an active market. If quoted prices in active markets are not available, fair value is determined by reference to prices for similar instruments, quoted prices or recent transactions in less active markets, or internally developed models that primarily use market-based or independently sourced inputs including, but not limited to, interest rates, volatilities, equity or debt prices, foreign exchange rates, credit spreads and funding spreads (i.e., the spread, or difference, between the interest rate at which a borrower could finance a given financial instrument relative to a benchmark interest rate).

U.S. GAAP has a three-level fair value hierarchy for disclosure of fair value measurements. This hierarchy prioritizes inputs to the valuation techniques used to measure fair value, giving the highest priority to level 1 inputs and the lowest priority to level 3 inputs. A financial instrument's level in this hierarchy is based on the lowest level of input that is significant to its fair value measurement. In evaluating the significance of a valuation input, the firm considers, among other factors, a portfolio's net risk exposure to that input. The fair value hierarchy is as follows:

Level 1. Inputs are unadjusted quoted prices in active markets to which the firm had access at the measurement date for identical, unrestricted assets or liabilities.

Level 2. Inputs to valuation techniques are observable, either directly or indirectly.

Level 3. One or more inputs to valuation techniques are significant and unobservable.

The fair values for substantially all of the firm's financial assets and financial liabilities are primarily based on observable prices and inputs and are primarily classified in levels 1 and 2 of the fair value hierarchy. Certain level 2 and level 3 financial assets and financial liabilities may require appropriate valuation adjustments that a market participant would require to arrive at fair value for factors such as counterparty and the firm's credit quality, funding risk, transfer restrictions, liquidity and bid/offer spreads. Valuation adjustments are generally based on market evidence.

See Notes 6 through 8 for further information about fair value measurements of cash instruments, derivatives and other financial assets accounted for at fair value primarily under the fair value option.

The table below presents financial assets and financial liabilities accounted for at fair value under the fair value option or in accordance with other U.S. GAAP. Counterparty and cash collateral netting represents the impact on derivatives of netting across levels of the fair value hierarchy. Netting among positions classified in the same level is included in that level.

$ in thousands	As of December 2016
Total level 1 financial assets	$ 335,087
Total level 2 financial assets	1,113,915
Total level 3 financial assets	3,988
Counterparty and cash collateral netting	(544,521)
Total financial assets at fair value	908,469
Total assets	$1,087,143
Total level 3 financial assets divided by:	
Total assets	0.4%
Total financial assets at fair value	0.4%
Total level 1 financial liabilities	$ 86,124
Total level 2 financial liabilities	728,121
Total level 3 financial liabilities	3,979
Counterparty and cash collateral netting	(497,873)
Total financial liabilities at fair value	$ 320,351
Total level 3 financial liabilities divided by total financial liabilities at fair value	1.2%

In the table above, substantially all assets are carried at fair value or at amounts that generally approximate fair value.

Note 6.

Cash Instruments

Cash instruments include equities and other debt obligations. See below for the types of cash instruments included in each level of the fair value hierarchy and the valuation techniques and significant inputs used to determine their fair values. See

Note 5 for an overview of the firm's fair value measurement policies.

Level 1 Cash Instruments

Level 1 cash instruments include actively traded listed equities. These instruments are valued using quoted prices for identical unrestricted instruments in active markets.

The firm defines active markets for equity instruments based on the average daily trading volume both in absolute terms and relative to the market capitalization for the instrument.

Level 2 Cash Instruments

Level 2 cash instruments include other debt obligations. Valuations of level 2 cash instruments can be verified to quoted prices, recent trading activity for identical or similar instruments, broker or dealer quotations or alternative pricing sources with reasonable levels of price transparency. Consideration is given to the nature of the quotations (e.g., indicative or firm) and the relationship of recent market activity to the prices provided from alternative pricing source

Valuation adjustments are typically made to level 2 cash instruments (i) if the cash instrument is subject to transfer restrictions and/or (ii) for other premiums and liquidity discounts that a market participant would require to arrive at fair value. Valuation adjustments are generally based on market evidence.

Level 3 Cash Instruments

Level 3 cash instruments have one or more significant valuation inputs that are not observable. Absent evidence to the contrary, level 3 cash instruments are initially valued at transaction price, which is considered to be the best initial estimate of fair value. Subsequently, the firm uses other methodologies to determine fair value, which vary based on the type of instrument. Valuation inputs and assumptions are changed when corroborated by substantive observable evidence, including values realized on sales of financial assets.

Fair Value of Cash Instruments by Level

The table below presents cash instrument assets and liabilities at fair value by level within the fair value hierarchy. In the table below:

- Cash instrument assets and liabilities are included in "Financial instruments owned, at fair value" and "Financial instruments sold, but not yet purchased, at fair value," respectively.
- Cash instrument assets are shown as positive amounts and cash instrument liabilities are shown as negative amounts.

	As of December 2016			
$ in thousands	Level 1	Level 2	Level 3	Total
Assets				
Equities	$ 335,042	$ -	$ 10	$ 335,052
Other debt obligations	-	29,543	-	29,543
Total cash instrument assets	$ 335,042	$ 29,543	$ 10	$ 364,595
Liabilities				
Equities	$ (85,792)	$ -	$ (1)	$ (85,793)
Total cash instrument liabilities	$ (85,792)	$ -	$ (1)	$ (85,793)

Note 7.

Derivative Activities

Derivative Activities

Derivatives are instruments that derive their value from underlying asset prices, indices, reference rates and other inputs, or a combination of these factors. Derivatives may be traded on an exchange (exchange-traded) or they may be privately negotiated contracts, which are usually referred to as OTC derivatives. The firm's OTC derivatives are primarily bilateral contracts between two counterparties (bilateral OTC).

Market Making. As a market maker, the firm enters into derivative transactions to provide liquidity to clients and to facilitate the transfer and hedging of their risks. In this role, the firm typically acts as principal and is required to commit capital to provide execution, and maintains inventory in response to, or in anticipation of client demand.

Risk Management. The firm also enters into derivatives to actively manage risk exposures that arise from its market-making activities in derivative and cash instruments.

The firm enters into various types of derivatives, including:

- **Forwards.** Contracts that commit counterparties to purchase or sell financial instruments in the future.
- **Swaps.** Contracts that require counterparties to exchange cash flows such as currency or interest payment streams. The amounts exchanged are based on the specific terms of the contract with reference to specified rates, financial instruments or indices.
- **Options.** Contracts in which the option purchaser has the right, but not the obligation, to purchase from or sell to the option writer financial instruments within a defined time period for a specified price.

Derivatives are reported on a net-by-counterparty basis (i.e., the net payable or receivable for derivative assets and liabilities for a given counterparty) when a legal right of setoff exists under an enforceable netting agreement (counterparty netting). Derivatives are accounted for at fair value, net of cash collateral received or posted under enforceable credit support agreements (cash collateral netting). Derivative assets and liabilities are included in "Financial instruments owned, at fair value" and "Financial instruments sold, but not yet purchased, at fair value," respectively.

The tables below present the gross fair value and the notional amount of derivative contracts by major product type, the amounts of counterparty and cash collateral netting in the statement of financial condition, as well as cash and securities collateral posted and received under enforceable credit support agreements that do not meet the criteria for netting under U.S. GAAP.

	As of December 2016	
$ in thousands	Derivative Assets	Derivative Liabilities
Equity Derivatives		
Bilateral OTC	$ 1,490,072	$ 1,487,360
Total gross fair value	$ 1,490,072	$ 1,487,360
Offset in the statement of financial condition		
Total counterparty netting	$ (851,213)	$ (851,213)
Total cash collateral netting	(544,521)	(497,873)
Total amounts offset	$ (1,395,734)	$ (1,349,086)
Included in the statement of financial condition	$ 94,338	$ 138,274
Not offset in the statement of financial condition		
Cash collateral	$ (418)	$ (5,288)
Securities collateral	-	(5,291)
Total	$ 93,920	$ 127,695

$ in thousands	Notional Amount as of December 2016
Equity Derivatives	
Bilateral OTC	$ 45,163,017
Total notional amount	$ 45,163,017

In the tables above:

- Gross fair values exclude the effects of both counterparty netting and collateral, and therefore are not representative of the firm's exposure.
- Where the firm has received or posted collateral under credit support agreements, but has not yet determined such agreements are enforceable, the related collateral has not been netted.
- Notional amounts, which represent the sum of gross long and short derivative contracts, provide an indication of the volume of the firm's derivative activity and do not represent anticipated losses.
- Total gross fair value of derivatives includes derivative assets and derivative liabilities of $54 million and $81 million, respectively, which are not subject to an enforceable netting agreement or are subject to a netting agreement that the firm has not yet determined to be enforceable.

Valuation Techniques for Derivatives

The firm's level 2 and level 3 derivatives are valued using derivative pricing models (e.g., models that incorporate option pricing methodologies, such as Monte Carlo simulations). Price transparency of derivatives can generally be characterized by product type, as described below.

- **Equity.** Price transparency for equity derivatives varies by market and underlier. Options on indices and the common stock of corporates included in major equity indices exhibit the most price transparency. Equity derivatives generally have observable market prices, except for contracts with long tenors or reference prices that differ significantly from current market prices. More complex equity derivatives, such as those sensitive to the correlation between two or more individual stocks, generally have less price transparency.

Liquidity is essential to observability. If transaction volumes decline, previously transparent prices and other inputs may become unobservable. Conversely, even highly structured products may at times have trading volumes large enough to provide observability of prices and other inputs. See Note 5 for an overview of the firm's fair value measurement policies.

Level 1 Derivatives

Level 1 derivatives include short-term contracts for future delivery of securities when the underlying security is a level 1 instrument, and exchange-traded derivatives if they are actively traded and are valued at their quoted market price.

Level 2 Derivatives

Level 2 derivatives include OTC derivatives for which all significant valuation inputs are corroborated by market evidence and exchange-traded derivatives that are not actively traded and/or that are valued using models that calibrate to market-clearing levels of OTC derivatives.

The selection of a particular model to value a derivative depends on the contractual terms of and specific risks inherent in the instrument, as well as the availability of pricing information in the market. For derivatives that trade in liquid markets, model selection does not involve significant management judgment because outputs of models can be calibrated to market-clearing levels.

Valuation models require a variety of inputs, such as contractual terms, market prices, yield curves, discount rates (including those derived from interest rates on collateral received and posted as specified in credit support agreements for collateralized derivatives), measures of volatility and correlations of such inputs. Significant inputs to the valuations of level 2 derivatives can be verified to market transactions, broker or dealer quotations or other alternative pricing sources with reasonable levels of price transparency. Consideration is given to the nature of the quotations (e.g., indicative or firm) and the relationship of recent market activity to the prices provided from alternative pricing sources.

Level 3 Derivatives

Level 3 derivatives are valued using models which utilize observable level 1 and/or level 2 inputs, as well as unobservable level 3 inputs. The significant unobservable inputs used to value the firm's level 3 derivatives are described below.

- For level 3 equity derivatives, significant unobservable inputs generally include equity volatility inputs for options that are long-dated and/or have strike prices that differ significantly from current market prices. In addition, the valuation of certain structured trades requires the use of level 3 correlation inputs, such as the correlation of the price performance of two or more individual stocks or the correlation of the price performance for a basket of stocks to another asset class such as commodities.

Subsequent to the initial valuation of a level 3 derivative, the firm updates the level 1 and level 2 inputs to reflect observable market changes and any resulting gains and losses are recorded in level 3. Level 3 inputs are changed when corroborated by evidence such as similar market transactions, third-party pricing services and/or broker or dealer quotations or other empirical market data. In circumstances where the firm cannot verify the model value by reference to market transactions, it is possible that a different valuation model could produce a materially different estimate of fair value.

Fair Value of Derivatives by Level

The table below presents the fair value of derivatives on a gross basis by level and major product type as well as the impact of netting, included in the statement of financial condition.

	As of December 2016			
$ in thousands	Level 1	Level 2	Level 3	Total
Assets				
Equities	$ 45	$ 1,482,997	$ 7,030	$ 1,490,072
Counterparty netting within levels	-	(848,161)	(3,052)	(851,213)
Subtotal	$ 45	$ 634,836	$ 3,978	$ 638,859
Cross-level counterparty netting				-
Cash collateral netting				(544,521)
Net fair value				**$ 94,338**
Liabilities				
Equities	$ (332)	$ (1,479,998)	$ (7,030)	$ (1,487,360)
Counterparty netting within levels	-	848,161	3,052	851,213
Subtotal	$ (332)	$ (631,837)	$ (3,978)	$ (636,147)
Cross-level counterparty netting				-
Cash collateral netting				497,873
Net fair value				**$ (138,274)**

In the table above

- The gross fair values exclude the effects of both counterparty netting and collateral netting, and therefore are not representative of the firm's exposure.
- Counterparty netting is reflected in each level to the extent that receivable and payable balances are netted within the same level and is included in counterparty netting within levels. Where the counterparty netting is across levels, the netting is reflected in cross-level counterparty netting.
- Derivative assets are shown as positive amounts and derivative liabilities are shown as negative amounts.

Derivatives with Credit-Related Contingent Features

Certain of the firm's derivatives have been transacted under bilateral agreements with counterparties who may require the firm to post collateral or terminate the transactions based on changes in Group Inc.'s credit ratings. The firm assesses the impact of these bilateral agreements by determining the collateral or termination payments that would occur assuming a Group Inc. downgrade by all rating agencies. A downgrade by any one rating agency, depending on the agency's relative ratings of Group Inc. at the time of the downgrade, may have an impact which is comparable to the impact of a downgrade by all rating agencies.

The table below presents the aggregate fair value of net derivative liabilities under such agreements (excluding application of collateral posted to reduce these liabilities) and the related aggregate fair value of the assets posted as collateral. No additional collateral or termination payments could have been called at the reporting date by counterparties in the event of a one-notch and two-notch downgrade in Group Inc.'s credit ratings.

$ in thousands	As of December 2016
Net derivative liabilities under bilateral agreements	$43,453
Collateral posted	35,920

Note 8.

Fair Value Option

Other Financial Assets and Financial Liabilities at Fair Value

In addition to all cash and derivative instruments included in "Financial instruments owned, at fair value" and "Financial instruments sold, but not yet purchased, at fair value," the firm accounts for certain of its other financial assets and financial liabilities at fair value primarily under the fair value option. The primary reasons for electing the fair value option are to:

- Reflect economic events in earnings on a timely basis ;
- Mitigate volatility in earnings from using different measurement attributes; and
- Address simplification and cost-benefit considerations.

Other financial assets and financial liabilities accounted for at fair value under the fair value option include:

- Repurchase agreements and resale agreements; and
- Other secured financings.

Fair Value of Other Financial Assets and Financial Liabilities by Level

The table below presents, by level within the fair value hierarchy, other financial assets and financial liabilities accounted for at fair value primarily under the fair value option.

	As of December 2016			
$ in thousands	Level 1	Level 2	Level 3	Total
Assets				
Securities purchased under agreements to resell	$ -	$ 449,536	$ -	$ 449,536
Total	$ -	$ 449,536	$ -	$ 449,536
Liabilities				
Securities sold under agreements to repurchase	$ -	$ (66,741)	$ -	$ (66,741)
Other secured financings		(29,543)		(29,543)
Total	$ -	$ (96,284)	$ -	$ (96,284)

In the table above, other financial assets are shown as positive amounts and other financial liabilities are shown as negative amounts.

Valuation Techniques and Significant Inputs

Other financial assets and financial liabilities at fair value are generally valued based on discounted cash flow techniques, which incorporate inputs with reasonable levels of price transparency, and are generally classified as level 2 because the inputs are observable. Valuation adjustments may be made for liquidity and for counterparty and the firm's credit quality.

See below for information about the significant inputs used to value other financial assets and financial liabilities at fair value.

Resale and Repurchase Agreements

The significant inputs to the valuation of resale and repurchase agreements are funding spreads, the amount and timing of expected future cash flows and interest rates. As of December 2016, the firm's resale and repurchase agreements were classified as level 2. See Note 9 for further information about collateralized agreements and financings.

Other Secured Financings. The significant inputs to the valuation of other secured financings at fair value are the amount and timing of expected future cash flows, interest rates, funding spreads, the fair value of the collateral delivered by the firm (which is determined using the amount and timing of expected future cash flows, market prices, market yields and recovery assumptions) and the frequency of additional collateral calls. As of =DOC_FLD00020, the firm's other secured financings were classified as level 2. See Note 9 for further information about collateralized agreements and financings.

Note 9.

Collateralized Agreements and Financings

Collateralized agreements are securities purchased under agreements to resell (resale agreements). Collateralized financings are securities sold under agreements to repurchase (repurchase agreements), securities loaned and other secured financings. The firm enters into these transactions in order to, among other things, facilitate client activities, invest excess cash and finance certain firm activities.

Collateralized agreements and financings are presented on a net-by-counterparty basis when a legal right of setoff exists.

The table below presents the carrying value of resale and repurchase agreements and securities loaned transactions.

$ in thousands	As of December 2016
Securities purchased under agreements to resell	$ 449,536
Securities sold under agreements to repurchase	66,741
Securities loaned	75,796

In the table above:

- Resale and repurchase agreements are carried at fair value under the fair value option. See Note 8 for further information about the valuation techniques and significant inputs used to determine fair value.

Resale and Repurchase Agreements

A resale agreement is a transaction in which the firm purchases financial instruments from a seller, typically in exchange for cash, and simultaneously enters into an agreement to resell the same or substantially the same financial instruments to the seller at a stated price plus accrued interest at a future date.

A repurchase agreement is a transaction in which the firm sells financial instruments to a buyer, typically in exchange for cash, and simultaneously enters into an agreement to repurchase the same or substantially the same financial instruments from the buyer at a stated price plus accrued interest at a future date.

Even though repurchase and resale agreements (including "repos- and reverses-to-maturity") involve the legal transfer of ownership of financial instruments, they are accounted for as financing arrangements because they require the financial instruments to be repurchased or resold at the maturity of the agreement. The financial instruments purchased or sold in resale and repurchase agreements typically include corporate debt and U.S. government securities.

The firm receives financial instruments purchased under resale agreements and makes delivery of financial instruments sold under repurchase agreements. To mitigate credit exposure, the firm monitors the market value of these financial instruments on a daily basis, and delivers or obtains additional collateral due to changes in the market value of the financial instruments, as appropriate. For resale agreements, the firm typically requires collateral with a fair value approximately equal to the carrying value of the relevant assets in the statement of financial condition.

The firm enters into all of its resale and repurchase agreements with Goldman, Sachs & Co. (GS&Co.)

Securities Loaned Transactions

In a securities loaned transaction, the firm lends securities to a counterparty in exchange for cash or securities. When the counterparty returns the securities, the firm returns the cash or securities posted as collateral. Interest is generally paid periodically over the life of the transaction.

The firm makes delivery of securities loaned, monitors the market value of these securities on a daily basis, and delivers or obtains additional collateral due to changes in the market value of the securities, as appropriate.

Securities loaned are recorded based on the amount of cash collateral received plus accrued interest. As these arrangements generally can be terminated on demand, they exhibit little, if any, sensitivity to changes in interest rates. Therefore, the carrying value of such arrangements approximates fair value. While these arrangements are carried at amounts that approximate fair value, they are not accounted for at fair value under the fair value option or at fair value in accordance with other U.S. GAAP and therefore are not included in the firm's fair value hierarchy in Notes 6 through 8. Had these arrangements been included in the firm's fair value hierarchy, they would have been classified in level 2 as of December 2016.

The firm enters into all of its securities loaned transactions with GS&Co.

Offsetting Arrangements

The table below presents the gross and net resale agreements and securities loaned transactions, and the related amount of counterparty netting included in the statement of financial condition. The table below also presents the amounts not offset in the statement of financial condition, including counterparty netting that does not meet the criteria for netting under U.S. GAAP and the fair value of cash or securities collateral received or posted subject to enforceable credit support agreements.

	As of December 2016		
	Assets	Liabilities	
	Resale	Repurchase	Securities
$ in thousands	agreements	agreements	loaned
Included in the statement of financial condition			
Gross carrying value	$ 449,536	$ 66,741	$ 75,796
Counterparty netting	-	-	-
Total	**$ 449,536**	**$ 66,741**	**$ 75,796**
Amounts not offset			
Counterparty netting	(66,741)	(66,741)	-
Collateral	(382,795)	-	(75,796)
Total	**$ -**	**$ -**	**$ -**

In the table above, the gross carrying values of these arrangements are subject to enforceable netting agreements.

Other Secured Financings

In addition to repurchase agreements and securities loaned transactions, the firm funds certain assets through the use of other secured financings and pledges financial instruments as collateral in these transactions. These other secured financings consist of structured financing arrangements.

The firm has elected to apply the fair value option to all other secured financings because the use of fair value eliminates non-economic volatility in earnings that would arise from using different measurement attributes. See Note 8 for further information about other secured financings that are accounted for at fair value.

Collateral Received and Pledged

The firm receives cash and securities (e.g., corporate obligations) as collateral, primarily in connection with resale agreements and derivative transactions. The firm obtains cash as collateral on an upfront or contingent basis for derivative instruments and collateralized agreements to reduce its credit exposure to individual counterparties.

In many cases, the firm is permitted to deliver or repledge financial instruments received as collateral when entering into repurchase agreements and securities loaned transactions, primarily in connection with secured financing activities.

The firm also pledges certain financial instruments owned, at fair value in connection with securities loaned transactions to counterparties who may or may not have the right to deliver or repledge them.

The table below presents financial instruments at fair value received as collateral that were available to be delivered or repledged and were delivered or repledged by the firm.

$ in thousands	As of December 2016
Collateral available to be delivered or repledged	$449,536
Collateral that was delivered or repledged	$ 81,123

The table below presents information about assets pledged.

$ in thousands	As of December 2016
Financial instruments owned, at fair value	
pledged to counterparties that:	
Had the right to deliver or repledge	$75,741
Did not have the right to deliver or repledge	-

Note 10.

Short-Term Borrowings

The firm's unsecured short-term borrowings outstanding as of December 2016 were $57.6 million. The firm obtains unsecured short-term borrowings primarily from Group Inc. The carrying value of unsecured short-term borrowings that are not recorded at fair value generally approximates fair value due to the short-term nature of the obligations. While these unsecured short-term borrowings are carried at amounts that approximate fair value, they are not accounted for at fair value under the fair value option or at fair value in accordance with other U.S. GAAP and therefore are not included in the firm's fair value hierarchy in Notes 6 through 8. Had these borrowings been included in the firm's fair value hierarchy, they would have been classified in level 2 as of December 2016.

Note 11.

Subordinated Borrowings

As of December 2016, the firm had outstanding borrowings of $100 million from Group Inc. under a subordinated loan agreement, which matures in 2018. In addition, the firm has a $440 million revolving subordinated loan agreement with Group Inc., which matures on May 31, 2019. As of December 2016, $265 million was outstanding.

Amounts borrowed under these subordinated loan agreements bear interest at a rate of LIBOR plus .75% per annum. The carrying value of these borrowings approximates fair value. While these subordinated loan agreements are carried at amounts that approximate fair value, they are not accounted for at fair value under the fair value option or at fair value in accordance with other U.S. GAAP and therefore are not included in the firm's fair value hierarchy in Notes 6 through 8. Had these borrowings been included in the firm's fair value hierarchy, they would have been classified in level 2 as of December 2016.

The subordinated borrowings from Group Inc. are available in computing net capital under the SEC's uniform net capital rule. To the extent that such borrowings are required for the firm's continued compliance with minimum net capital requirements, they may not be repaid.

Note 12.

Commitments, Contingencies and Guarantees

Pursuant to an agreement, Group Inc. guarantees and meets the firm's margin requirement with GS&Co., as required under Regulation T of the Federal Reserve. As of December 2016, Group Inc. posted approximately $217 million of margin with GS&Co. on behalf of the firm. In the unlikely event that Group Inc. does not post margin to GS&Co., the firm would need to post margin to GS&Co. This balance is not included in the firm's statement of financial condition.

Note 13.

Transactions with Related Parties

The firm enters into transactions with Group Inc. and affiliates in the normal course of business as part of market making and general operations.

Amounts payable to, and receivable from, such affiliates arc reflected in the statement of financial condition as set forth below:

$ in thousands	As of December 2016
Assets	
Collateralized agreements:	
Securities purchased under agreements to resell, at fair	$ 449,536
Receivables:	
Brokers, dealers and clearing organizations	1
Customers and counterparties	122,436
Financial instruments owned, at fair value	39,430
Other assets	82
Liabilities	
Collateralized financings:	
Securities sold under agreements to repurchase, at fair value	$ 66,741
Securities loaned	75,796
Other secured financing, at fair value	29,543
Payables:	
Brokers, dealers and clearing organizations	6
Customers and counterparties	50,895
Financial instruments sold, but not yet purchased, at fair value	1,130
Unsecured short-term borrowings	57,610
Other liabilities and accrued expenses	347
Subordinated borrowings	365,000

In the table above:

- Financial instruments owned, at fair value and financial instruments sold, but not yet purchased, at fair value consist of derivative contracts with affiliates.

The firm receives operational, administrative and management support from GS&Co. under a service agreement.

Note 14.

Income Taxes

Provision for Income Taxes

The firm is included with Group Inc. and subsidiaries in the consolidated corporate federal tax return as well as consolidated/combined state and local tax returns. The firm computes its tax liability on a modified separate firm basis and settles such liability with Group Inc. pursuant to a tax sharing arrangement. To the extent the firm generates tax benefits from losses it will be reimbursed by Group Inc. pursuant to the tax sharing arrangement. The firm's state and local tax liabilities are allocated to reflect its share of the consolidated/combined state and local income tax liability.

Income taxes are provided for using the asset and liability method under which deferred tax assets and liabilities are recognized for temporary differences between the financial reporting and tax bases of assets and liabilities.

Deferred Income Taxes

Deferred income taxes reflect the net tax effects of temporary differences between the financial reporting and tax bases of assets and liabilities. Thesc tcmporary differences result in taxable or deductible amounts in future years and are measured using the tax rates and laws that will be in effect when such differences are expected to reverse. Valuation allowances are established to reduce deferred tax assets to the amount that more likely than not will be realized.

At December 2016, the firm did not have a deferred tax asset or deferred tax liability.

Unrecognized Tax Benefits

The firm recognizes tax positions in the statement of financial condition only when it is more likely than not that the position will be sustained on examination by the relevant taxing authority based on the technical merits of the position. A position that meets this standard is measured at the largest amount of benefit that will more likely than not be realized on settlement. A liability is established for differences between positions taken in a tax return and amounts recognized in the statement of financial condition.

As of December 2016, the firm did not record a liability related to accounting for uncertainty in income taxes.

Regulatory Tax Examinations

The firm is subject to examination by the U.S. Internal Revenue Service ("IRS") and other taxing authorities in jurisdictions where the firm has significant business operations, such as New York State and City. The tax years under examination vary by jurisdiction. New York State and City examinations of tax filings for Group Inc. and Subsidiaries for fiscal 2007 through calendar 2010 are ongoing.

The Joint Committee on Taxation finalized its review of the U.S. Federal examinations of Group Inc. for fiscal 2008 through calendar 2010 in 2016. The examinations of 2011 and 2012 began in 2013.

Group Inc. has been accepted into the Compliance Assurance Process program by the IRS for each of the tax years from 2013 through 2017. This program allows Group Inc. to work with the IRS to identify and resolve potential U.S. federal tax issues before the filing of tax returns. The 2013 through 2015 tax years remain subject to post-filing review.

Note 15.

Credit Concentrations

Credit concentrations may arise from market making activities and may be impacted by changes in economic, industry or political factors. The firm seeks to mitigate credit risk by actively monitoring exposures and obtaining collateral from counterparties as deemed appropriate.

While the firm's activities expose it to different industries and counterparties, the firm routinely executes transactions with asset managers, investment funds, commercial banks, and brokers and dealers, which could result in significant credit concentrations.

In the ordinary course of business, the firm may be subject to a concentration of credit risk to a particular counterparty, or issuer. Other than GS&Co., the firm did not have credit exposure to any counterparty that exceeded 2% of total assets as of December 2016.

Note 16.

Legal Proceedings

The firm is involved in a number of judicial, regulatory and arbitration proceedings concerning matters arising in connection with the conduct of the firm's businesses. Many of these proceedings are in early stages, and many of these cases seek an indeterminate amount of damages.

With respect to material proceedings, management is generally unable to estimate a range of reasonably possible loss for matters, including where (i) actual or potential plaintiffs have not claimed an amount of money damages, except in those instances where management can otherwise determine an appropriate amount, (ii) matters are in early stages, (iii) matters relate to regulatory investigations or reviews, except in those instances where management can otherwise determine an appropriate amount, (iv) there is uncertainty as to the likelihood of a class being certified or the ultimate size of the class, (v) there is uncertainty as to the outcome of pending appeals or motions, (vi) there are significant factual issues to be resolved, and/or (vii) there are novel legal issues presented.

Management does not believe, based on currently available information, that the outcomes of any matters will have a material adverse effect on the firm's financial condition, though the outcomes could be material to the firm's operating results for any particular period, depending, in part, upon the operating results for such period.

Note 17.

Net Capital Requirements

The firm is a registered U.S. broker-dealer, which is subject to the SEC's "Uniform Net Capital Rule," and has been granted permission by the SEC to compute its regulatory net capital in accordance with Appendix F of that rule. As of December 2016, the firm had regulatory net capital, as defined, of $453.7 million, which exceeded the amount required by $433.7 million.

The U.S. Dodd Frank Act contains provisions that require the registration of all swap dealers, major swap participants, security-based swap dealers and major security-based swap participants. The firm registered as a "swap dealer" under the U.S. Commodity Futures Trading Commission (CFTC) rules and will be subject to regulatory capital requirements once the rules are finalized by the CFTC and SEC.

Note 18.

Subsequent Events

Management has evaluated whether any events or transactions occurred subsequent to the date of the statement of financial condition and through February 28, 2017, the date the statement of financial condition was issued, and determined that there were no material events or transactions that would require recognition or disclosure in this statement of financial condition.